UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.         )

Vitro Biopharma, Inc.
(Name of Issuer)

Common
(Title of Class of Securities)

928501303
(CUSIP Number)

09/09/22
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
Rule 13d-1(b)
 Rule 13d-1(c)
x Rule 13d-1(d)

CUSIP No. 928501303
1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Jack Zamora, M.D.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
	3.	SEC use only
	4.	Citizenship or place of organization:  United States citizen
	5.	Sole Voting Power    0
	6.	Shared Voting Power   37,049,318
	7.	Sole Dispositive Power    37,049,318
	8.	Shared Dispositive Power     0
	9.	Aggregate Amount Beneficially owned by Each Reporting Person    37,049,318
	10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)
	11.	Percent of Class Represented by Amount in Row (9)     31.4%
	12.	Type of Reporting Person (See Instructions)    IN

Item 1
(a)	Name of Issuer:  Vitro Biopharma, Inc
(b)	Address of Issuer?s Principal Executive Offices
4621 Technology Drive, Golden, CO 80403
Item 2
(a)	Name of Person Filing   Jack Zamora, M.D.
(b)	Address of Principal Business Office or,
if none, Residence
c/o Vitro Biopharma, 4621 Technology Drive, Golden, CO 80403
(c)	Citizenship  United States
(d)	Title of Class of Securities  Common
(e)	CUSIP Number  928501303
Item 3
	If this statement is filed pursuant to ??240.13d-1(b) or
	240.13d-2(b) or (c), check whether the person filing is a:
(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	Insurance company as defined
in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	An investment adviser in accordance with ?240.13d-1(b)(1)(ii)(E).
(f)	An employee benefit plan or endowment fund in accordance with ?240.13d-
1(b)(1)(ii)(F).
(g)	A parent holding company or control person in accordance with ?240.13d-
1(b)(1)(ii)(G).
(h)	A savings associations as defined in Section 3(b) of the Federal Deposit
Insurance Act (12 U.S.C. 1813).
(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	Group, in accordance with ?240.13d-1(b)(1)(ii)(J).
Item 4. Ownership.
	Provide the following information regarding the
	aggregate number and percentage of the class of
	securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:  37,049,318
(b)	Percent of Class:  31.4%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote   0
(ii)	Shared power to vote or to direct the vote   37,049,318
(iii)	Sole power to dispose or to direct the disposition of   37,049,318
(iv)	Shared power to dispose or to direct the disposition of   0
Item 5.  Ownership of Five Percent or Less of a Class
	If this statement is being filed to report the fact that
      as of the date hereof the reporting person has ceased
      to be the beneficial owner of more than five percent of
      the class of securities, check the following:
Item 6.  Ownership of More than Five Percent on Behalf of Another Person.  Not applicable
Item 7.  Identification and Classification of the
Subsidiary Which Acquired the Security Being
Reported on By the Parent Holding Company.
Not applicable
Item 8.  Identification and Classification of Members
of the Group.  Not applicable
Item 9.  Notice of Dissolution of Group.  Not applicable
Item 10.  Certification.  Not applicable

SIGNATURE
    After reasonable inquiry and to the best of my
    Knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	2-14-23
                  Date

	/s/ Jack Zamora, M.D.
                     Signature

      Jack Zamora, M.D.
	       Name